TriPoint Global Equities, LLC

1450 Broadway, 26th Floor

New York, NY 10018

June 2, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Innovation Economy Corporation

Registration Statement on Form S-1

Filed April 3, 2015, as amended

File No. 333-203238

Dear Ms. Long:

In connection with the above referenced registration statement, and pursuant to Rule 461 under the Securities Act of 1933, the undersigned, the selling agent (the “Selling Agent”), hereby joins in the request of Innovation Economy Corporation that the effective date of the above-referenced registration statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. EST on Tuesday, June 2, 2015, or as soon as thereafter practicable.

Pursuant to Rule 460 under the Act, please be advised that TriPoint Global Equities, LLC during the period from May 5, 2015 to the date of this letter, the preliminary prospectus, dated May 5, 2015, in connection with the registration statement was distributed approximately as follows:

Copies to Selling Agent (the undersigned):	1
Copies to prospective dealers:	5
Copies to prospective institutional investors:	0
Copies to prospective retail investors:	0
Total	6

Copies of the preliminary prospectus are available to anyone requesting the same at the offices of the Selling Agent.

The Selling Agent confirms that it has complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934 in connection with the above-referenced issue.

Sincerely,

TRIPOINT GLOBAL EQUITIES, LLC As Selling Agent

/s/ Mark H. Elenowitz
By: Mark H. Elenowitz
Title: CEO

cc: Asia Timmons-Pierce, SEC